

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2014

<u>Via E-mail</u>
Michael Xiangyu Chen
Chief Executive Officer
iDreamSky Technology Limited
16/F, A3 Building, Kexing Science Park
15 Keyuan Road North, Nanshan District
Shenzhen, Guangdong, 518105
The People's Republic of China

> **Re: iDreamSky Technology Limited**
> **Amendment No. 2 to Confidential Draft**
> **Registration Statement on Form F-1**
> **Submitted June 16, 2014**
> **CIK No. 0001600527**

Dear Mr. Chen:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated June 5, 2014.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 81</u>

1.   Your Management's Discussion and Analysis should address the reasonably expected impact of currently known trends on your liquidity, capital resources and/or results of operations. For example, you indicate on page 87 that, since January 1, 2014, you have begun to also publish self-developed and acquired mobile games. In addition, we note from your disclosure on page 84 that the number of mid- and hardcore games in your portfolio has declined from 28 to 20 and, from your disclosure on page 120, that the

number of games you expect to launch in 2014 has declined from 76 to 20. Revise to quantify the reasonably expected impact of the introduction of self-developed and acquired games and the decrease in the number of games. Alternatively, tell us where you have addressed these trends.

Description of Certain Statement of Operations Items

Revenues, page 84

2.   You indicate that the number of mid- and hardcore games you operated has declined from 28 as of December 31, 2013 to 20 as of March 31, 2014. Revise to disclose the impact that the decrease in the quantity of games operated had on the change in revenue and key metrics, including ARPPU.

Results of Operations

Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2014

Revenues

Game revenues, page 98

3.   You indicate in response to prior comment 5 that, as a result of new arrangements in the quarter ended March 31, 2014, game revenues for the period include different presentation and recognition than the prior periods. We also note your disclosure on page F-67 of the amount of revenue presented on a gross basis for third-party games and from self-developed and acquired games. Revise your analysis of the change in game revenues to discuss and quantify the impact of this new presentation and recognition on revenue and key metrics.

Business

License Acquisition, page 125

4.   We note your response to prior comment 2 regarding the range of the percentage of gross billings you receive pursuant to your revenue sharing agreements with developers. Please tell us the basis for your belief that your revenue sharing arrangements are in line with industry practice, which you describe on page 114 as ranging from 75% to 85% of gross billings for publishers. Further, please tell us what portion of your revenue sharing arrangements deviates from these industry norms and revise your disclosure to provide a quantitative and/or qualitative description of the extent to which these arrangements vary from the industry practices you have outlined. We may have further comment.

2.	On pages 87, 126 and F-67, you reference a change in your business model such that you develop and acquire games to distribute on your own behalf. As it appears that you generate material revenues from these games, please revise to expand your disclosure in your prospectus summary, management's discussion and analysis and business sections, as applicable, to discuss these new businesses or revenue streams in adequate detail. For example, please provide the following disclosures:

	•	the percentage of your revenues derived from the games you develop and acquire;
	•	whether this business affects your relationships with developers;
	•	a description of these games to the extent material; and
	•	the material terms of the agreements to acquire these games.

	In addition, tell us in your response how you considered whether to file material agreements related to game acquisitions. Refer to Item 601(b)(10) of Regulation S-K.

	You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, me at (202) 551-3457 with any other questions.

			Sincerely,

			/s/ Maryse Mills-Apenteng

			Maryse Mills-Apenteng
			Special Counsel

cc:	Via E-mail
	David T. Zhang, Esq.
	Kirkland & Ellis International LLP